November 25, 2024

Chen Chen

Kathleen Collins

Uwem Bassey

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandisk Corporation –
Draft Registration Statement on Form 10-12B
CIK No. 0002023554

Dear Ms. Chen:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on October 29, 2024, regarding Amendment No. 2 to the Draft Registration Statement on Form 10 (the “Registration Statement”) of Sandisk Corporation (the “Company”) that was submitted to the SEC on October 11, 2024.

We have considered your comments and have made the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft Registration Statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised draft Registration Statement.

Comments

Capitalization, page 79

1.

Your note to adjustment (1) indicates that you will retain an amount in cash and cash equivalents “equal to” $1,000 million, however, pro forma adjustment A indicates that you will retain an amount “not to exceed” $1,000 million. Please revise to clarify this apparent inconsistency.

We acknowledge the Staff’s comment and have revised our discussion in both the Capitalization section on page 79 and in the Pro Forma adjustment A on page 86 to clarify and conform the language in both sections. The bold language below is in both sections.

We will pay WDC, as partial consideration for the Flash Business that WDC is transferring to us in connection with the spin-off, all of the net proceeds that we will receive from the debt financing transactions, together with any interest accrued thereon following our receipt of such proceeds, provided that we will retain an amount in cash and cash equivalents of $1,000 million, after giving effect to this offering, the debt financing transactions and the settlement or termination of Notes due to (from) Parent. Spinco’s capital structure remains under review and will be finalized, along with the terms of such indebtedness, prior to the spin-off. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Financial Condition, Liquidity and Capital Resources” for additional details.

Non-GAAP Financial Measures and Use of Certain Terms, page 106 (now on page 110)

2.	Please address the following as it relates to your non-GAAP measure of adjusted EBITDA and revise your disclosures as necessary:

•

Provide a breakdown of the various costs such as employee termination, asset impairment, gain on sale of property, and reversals of charges, included in adjustment (5) for each period presented, including the pro forma information.

•

Explain your reference in adjustment (5) that Spinco “may” record credits related to gains upon sale of property and clarify whether Spinco has actually recorded such charges. In addition, explain the reference to reversal of charges in prior periods.

•

Tell us whether the items in adjustment (5) relate to actual restructuring plans implemented during the period and where you have included a discussion of such plans in the financial statement footnotes.

•	Provide a separate breakdown of the individual costs included in adjustments (7) and (8) for each period presented, including the pro forma information.

We acknowledge the Staff’s comment and would like to respectfully clarify the nature and breakdown of the costs referenced in your comment have been disclosed on page F-41 in Note 13 to our audited Combined Financial Statements as follows:

	2024	2023	2022
Employee termination benefits	$15	$68	$22

Other charges (gains):
Asset impairments and other charges (gains) losses	5	1	(6)
Gain on sale-leaseback of facility	(60)	—	—

Total employee termination, asset impairment, and other	$(40)	$69	$16

Additional disclosure was made in Note 13 to our unaudited Condensed Combined Financial Statements for the three months ended September 27, 2024 and September 29, 2023 on page F-69 as follows:

	Sept 2024	Sept 2023
Employee termination benefits	$—	$1

Other charges (gains):
Contract termination and other	2	—
Gain on sale-leaseback of facility	—	(60)

Total employee termination, asset impairment, and other	$2	$(59)

In the Company’s view, the magnitude of the remaining planned restructuring activities at the end of the periods were immaterial for disclosure. The remaining reserve balance at the end of the 2023 and 2024 fiscal years was $3 million and zero respectively and is disclosed in Note 13 to our audited Combined Financial Statements. The remaining reserve balance as of September 27, 2024 was zero and is disclosed as immaterial in Note 13 to our unaudited Condensed Combined Financial Statements. Management’s view is that the charges are not indicative of normal business operations. The following is the breakdown of the charges:

•

The 2024 charges for employee termination benefits relate to two global business realignment actions based on an initiative to increase efficiency and profitability primarily impacting our employees in the global operations function in various countries and some other single personnel actions in other groups who support this function. The asset impairments and other charges (gains) losses and the gain on sale-leaseback of facility is related to our Parent’s transaction to sell our Milpitas facility as described in Note 10 to our Audited Combined Financial Statements on page F-35.

•

The 2023 charges for employee termination benefits relate to four business realignment actions based on initiatives to preserve cash and improve our cost structure. One action was completed to reduce roles in the sales & marketing functions, two actions were to eliminate headcount across all global business functions, and one action was a voluntary restructuring program to allow for early retirements of employees who met certain criteria. The asset impairments and other charges (gains) losses relates to our Parent’s transaction to sell our Milpitas facility as described in Note 10 to our Audited Combined Financial Statements on page F-35.

•

The 2022 charges for employee termination benefits relate to four business realignment actions based on initiatives to preserve cash and improve our cost structure. One action was to eliminate redundant roles and use more cost-effective labor outside the US in our IT function, two actions related to reducing roles in our global operations function and supporting general & administrative roles, and one action related to restructuring our Flash research & development function. The asset impairments and other charges (gains) losses are related to the restructuring of our Flash research & development function for loss contracts and asset impairment ($3M) offset by non-recurring gains due to sales of unused property in China and Malaysia ($9M).

The reference to “may” record credits has been removed from adjustment 5 on page 113 as Spinco has recorded these credits due to the sales leaseback of our Milpitas facility by our Parent. We have also conformed the same language on page 18 in the Summary of Historical and Unaudited Pro Forma Condensed Combined Financial Data section.

We acknowledge the Staff’s comment related to providing a separate breakdown of the individual costs included in adjustments (7) and (8) for each period presented, including the pro forma information. In adjustment 7, strategic review charges in 2024 and 2023 consists of third-party spending for consulting, accounting, tax, and legal advisors related to our Parent’s Board of Directors reviewing its strategic alternatives. We have not incurred any charges after October 2023 when our Parent’s Board of Directors finalized its strategic review resulting in the decision to spinoff the Flash business. In adjustment 8, business separation costs represents tax stamp duties and third-party spending for consulting, accounting, tax, and legal advisor expenses associated with the operational separation expenses associated with the separation of WDC to create an independent public company including legal entity restructuring and administrative fees to establish the new legal structure of Spinco for 2024. The costs included in the pro forma are additional charges for tax stamp duties and third-party spending for consulting, accounting, tax, and legal advisor expenses to finalize the operational separation and costs related to stand-alone branding and infrastructure. Spinco believes these charges do not reflect Spinco’s operating results and that they are not indicative of the underlying performance of the business. We have updated our disclosures and provided explanatory statements on page 113 and made corresponding changes to page 19 to describe the nature of the expenses. The following language in the section below in bold is the updates included:

(7)

Represents third-party spending for consulting, accounting, tax, and legal advisor expenses associated with Spinco’s ongoing review of potential strategic alternatives aimed at further optimizing the long-term value for stockholders. Spinco believes these charges do not reflect Spinco’s operating results and that they are not indicative of the underlying performance of its business.

(8)

Represents tax stamp duties and third-party spending for consulting, accounting, tax, and legal advisor expenses associated with the operational separation of Spinco from WDC to create an independent public company including legal entity restructuring and administrative fees to establish the new legal structure of Spinco. Spinco believes these charges do not reflect Spinco’s operating results and that they are not indicative of the underlying performance of the business.

Please telephone me at (949) 672-7335 with any questions or comments you may have.

Sincerely,

/s/ Brandi Steege

cc:	Sandisk Corporation
Thomas Ivey
Christopher Bors